Filed by Coca-Cola Hellenic Bottling Company S.A.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the Securities Exchange Act of 1934

Subject Company:

Coca-Cola Hellenic Bottling Company S.A.

Registration Statement File No. 333-184685

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD VIOLATE THE LAWS OF THAT JURISDICTION

This regulatory announcement is an advertisement and not a prospectus and investors should not subscribe for or purchase any transferable securities referred to in this regulatory announcement except on the basis of information contained in the Prospectus published in connection with the admission of the ordinary shares of Coca Cola HBC AG to the premium segment of the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc’s main market for listed securities and public offering of its ordinary shares in the UK and, once passported, in Greece and Austria.

FOR IMMEDIATE RELEASE

Coca-Cola Hellenic Bottling Company S.A.

Approval of Coca-Cola HBC AG’s prospectus regarding admission to trading on the premium segment of the London Stock Exchange and public offering

Athens, Greece — 7 March 2013 — On 11 October 2012, Coca-Cola HBC AG (“CCHBC”) announced a voluntary share exchange offer to acquire the ordinary shares of Coca-Cola Hellenic Bottling Company S.A. (“CCH”).  The purpose of the transaction is to establish a premium listing of its ordinary shares on the London Stock Exchange in order to:

•                  better reflect the international nature of CCH’s business and shareholder base;

•                  enhance the liquidity for holders of its ordinary shares;

•                  improve CCH Group’s access to both the international equity and debt capital markets;

•                  facilitate the potential inclusion of its ordinary shares in the FTSE UK Index Series; and

•                  increase its flexibility in raising new funds to support its operations and future growth.

CCHBC announces today that its prospectus for admission to trading of its ordinary shares to the premium segment of the London Stock Exchange and public offering of its ordinary shares in the UK and, once passported, in Greece and Austria (the “Prospectus”) has been approved by the U.K. Listing Authority.

CCHBC expects the acceptance period for the voluntary share exchange offer to commence later this month and to end in mid-April 2013. The commencement of the acceptance period for the exchange offer is subject to the approval by the Hellenic Capital Market Commission and the U.S. Securities and Exchange Commission. Subject to the successful completion of the voluntary exchange offer, CCHBC expects admission and commencement of unconditional dealings in its ordinary shares on the premium segment of the London Stock Exchange towards the end of April 2013.

A copy of the Prospectus is available on CCHBC’s website at www.coca-colahbcag.com and has been submitted to the National Storage Mechanism, where it is available for inspection at www.hemscott.com/nsm.do.

Enquiries

Coca-Cola Hellenic Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email: oya.gur@cchellenic.com
Panagiotis Vergis Investor Relations Manager	Tel: +30 210 618 3124 email: panagiotis.vergis@cchellenic.com
Eri Tziveli Investor Relations Manager	Tel: +30 210 618 3133 email: eri.tziveli@cchellenic.com
International media contact: RLM Finsbury Guy Lamming Charles Chichester Philip Walters Charles O’ Brien	Tel: +44 20 7251 3801 email: guy.lamming@rlmfinsbury.com email: charles.chichester@rlmfinsbury.com email: philip.walters@rlmfinsbury.com email: charles.o’brien@rlmfinsbury.com
Greek media contact: V+O Communications Mary Andreadi	Tel: +30 211 7501223 email: ma@vando.gr

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has a broad geographic footprint with operations in 28 countries serving a population of approximately 581 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories.  Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a standard listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit http://www.coca-colahellenic.com/.

Important Notices

General

The exchange offer described herein is addressed to the shareholders of Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”) and only to persons to whom it may be lawfully addressed.  The Greek exchange offer will be made in the territory of the Hellenic Republic and to the public in the United Kingdom and Austria.  A separate U.S. exchange offer will be made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of American depositary shares representing ordinary shares of Coca-Cola Hellenic (“Coca-Cola Hellenic ADSs”), wherever located, as set out below. The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside the Hellenic Republic, the United Kingdom, Austria or (as set out below) the United States or to custodians, nominees or trustees of such persons may be made only in accordance with the laws of the relevant jurisdiction.  It is the responsibility of each person wishing to accept the exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

The exchange offer is not being made, directly or indirectly, by mail or by any means in or into Australia, Canada, Japan or any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of, any of the Greek information circular, the Prospectus, a declaration of acceptance or any other document or material relevant thereto (each, a “Greek Offer Document” and together, the “Greek Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”) except as set out below for the United States. Accordingly, copies of any such documents and materials will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of this regulatory announcement or of any Greek Offer Document in any jurisdiction outside the Hellenic Republic, the United Kingdom or Austria (or any documents relating to the U.S. exchange offer other than in the United States or to holders of American depositary shares representing ordinary shares of Coca-Cola Hellenic (“Coca-Cola Hellenic ADSs”))  may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Greek Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Greek Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Greek Offer Document is sent for information purposes only.

United States

Separate documentation for the U.S. exchange offer will be made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of Coca-Cola Hellenic ADSs, wherever located.  No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Coca-Cola HBC AG and Coca-Cola Hellenic may be required to file materials relevant to the U.S. exchange offer with the U.S. Securities and Exchange Commission (the “SEC”). Such documents, however, may not all be currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Coca-Cola HBC AG and Coca-Cola Hellenic, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This regulatory announcement does not contain, constitute or form part of any offer or invitation to sell or subscribe or any solicitation of any offer to purchase or subscribe for any securities in any jurisdiction, and neither this regulatory announcement (nor any part of it) nor the fact of its distribution form the basis of, or may be relied upon in connection with, or act as any inducement to enter into, any contract or commitment whatsoever.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), this regulatory announcement and any offer to the public of any ordinary shares (including by means of a resale or other transfer) may not be made in that Relevant Member State, other than the share exchange offer in the United Kingdom, Greece or Austria contemplated in the Prospectus (from the time the Prospectus has been approved by the UK Listing Authority, in its capacity as the competent authority in the United Kingdom, and published in accordance with the Prospectus Directive as implemented in the United Kingdom and in the case of Greece and Austria, passported), except that an offer to the public in that Relevant Member State of the ordinary shares may be made at any time under the following exemptions under the Prospectus Directive, if and as they have been implemented in that Relevant Member State:

• to legal entities which are qualified investors as defined in the Prospectus Directive;

• to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

• in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ordinary shares shall result in a requirement for Coca-Cola HBC AG to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of the provisions above, the expression an “offer to the public” in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the share exchange offer and the ordinary shares to be offered so as to enable an investor to decide to accept the share exchange offer, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Cautionary Statement Regarding Forward-Looking Statements

The information contained in this regulatory announcement is for background purposes only and does not purport to be full or complete. No reliance may or should be placed by any person for any purposes whatsoever on the information contained in this regulatory announcement or on its completeness, accuracy or fairness. The information in this regulatory announcement is subject to change. The dates of the exchange offer and Admission may change. There is no guarantee that the exchange offer and Admission will occur and you should not base your financial decisions on Coca-Cola HBC AG’s intentions at this stage in relation to the exchange offer and Admission.

This regulatory announcement contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as “believe,” “outlook,” “guidance,” “intend,” “expect,” “anticipate,” “plan,” “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding expected take-up of the exchange offer; plans for Coca-Cola Hellenic and for Coca-Cola HBC AG following completion of the exchange offer; planned times and places of listings of the ordinary shares and American depositary shares of Coca-Cola HBC AG; planned de-listings and U.S. de-registration of the ordinary shares and American depositary shares of Coca-Cola Hellenic; Coca-Cola Hellenic’s future financial position and results; Coca-Cola Hellenic’s outlook for 2013 and future years; business strategy; the effects of the global economic slowdown; the impact of the sovereign debt crisis, currency volatility, Coca-Cola Hellenic’s recent acquisitions, and restructuring initiatives on Coca-Cola Hellenic’s business and financial condition; Coca-Cola Hellenic’s future dealings with The Coca-Cola Company; budgets; projected levels of consumption and production; projected raw material and other costs; estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons.

Although Coca-Cola HBC AG and Coca-Cola Hellenic believe that, as of the date of this regulatory announcement, the expectations reflected in the forward-looking statements are reasonable, Coca-Cola HBC AG and Coca-Cola Hellenic cannot assure you that future events will meet these expectations. Moreover, neither Coca-Cola HBC AG nor Coca-Cola Hellenic nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this regulatory announcement, unless Coca-Cola Hellenic is required by law or the rules of the United Kingdom Financial Services Authority to update these forward-looking statements, Coca-Cola Hellenic will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.